February 19, 2008

Mail Stop 3720

By U.S. Mail and facsimile to (503) 821-5105

Anton C. Kirchhof
Secretary
Louisiana-Pacific Corporation
805 SW Broadway
Portland, OR 97205-3339

   Re: **Louisiana-Pacific Corporation**
      Definitive Schedule 14A
      Filed March 23, 2007
      File No. 001-07107

Dear Mr. Kirchhof:

  We have reviewed your January 22, 2008 response to our comments of January 8, 2008. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the identified performance targets related to individual performance goals established under your cash incentive plan, such as EBITDA from operations, weighted average returns from capital expenditures, initiation of operations at new facilities, and implementation of marketing strategies. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings.   We do not have any further comments on your filing.

  If you have any further questions regarding our review of your filing, please call me at (202) 551-3350.

         Sincerely,

         Kathleen Krebs
         Special Counsel